UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 20, 2026

JFB CONSTRUCTION HOLDINGS

(Exact name of registrant as specified in its charter)

Nevada	001-42538	99-2549040
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

1300 S. Dixie Highway, Suite B

Lantana, FL 33462

(Address of principal executive offices) (Zip Code)

561-582-9840

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value	JFB	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Amendment to Merger Agreement

On March 21, 2026, JFB Construction Holdings (the “Company” or “JFB”), Xtend AI Robotics, Inc., a Delaware corporation (“Newco”), XT Merger Sub 2, Inc., a Nevada corporation and a direct, wholly-owned subsidiary of Newco (“Merger Sub 2”), and Xtend Reality Expansion Ltd., a company organized under the laws of the State of Israel (“Xtend”), entered into an Amendment (the “Amendment”) to the Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Newco, Merger Sub 2, and Xtend, pursuant to which (i) an Israeli shell company formed by Newco prior to the closing of the transactions contemplated by the Merger Agreement under the laws of the State of Israel as a direct, wholly-owned subsidiary of Newco will merge with and into Xtend (the “Xtend Merger”) with Xtend surviving as a direct, wholly-owned subsidiary of Newco and (ii) immediately after the Xtend Merger, Merger Sub 2 will merge with and into the Company (the “Company Merger” and together with the Xtend Merger, the “Mergers”) with the Company surviving as a direct, wholly-owned subsidiary of Newco (the transactions described in the foregoing, collectively, the “Transactions”).

The Amendment amends the Merger Agreement, Annex B of the Merger Agreement (the “Company Shareholder Support Agreement”), and Annex D-2 of the Merger Agreement to take into account the effect of the Forward Split (as defined below) and to correct certain provisions regarding purchase price adjustments and the share price threshold applicable to the trading restrictions in the Company Shareholder Support Agreement.

The Amendment also provides that the general meeting of the shareholders of Xtend for the purpose of voting upon the approval of the Merger Agreement and the applicable Transactions will be held in no event later than ten business days following the effectiveness of the registration statement on Form S-4 to register the Newco common stock to be issued pursuant to the Mergers with the U.S. Securities and Exchange Commission (the “SEC”).

Except as modified by the Amendment, the terms of the Merger Agreement in the form filed by the Company as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on February 13, 2026 with the SEC is unchanged.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is attached hereto as Exhibit 2.1 and is incorporated by reference herein.

Item 3.03 Material Modification to Rights of Security Holders.

On March 10, 2026, the Company announced that the Board of Directors of the Company has approved a forward stock split of the Company’s issued and outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”), at a ratio of 2-for-1 (the “Forward Split”). On March 20, 2026, a Certificate of Change (the “Certificate”) was filed with the Secretary of State of the State of Nevada with an effective date of March 25, 2026 (the “Effective Date”). Subsequently, a Certificate of Correction was filed on March 23, 2026, to change the Effective Date to 12:01 a.m. on March 24, 2026 to facilitate the distribution of the Common Stock on March 25, 2026. The Common Stock will begin trading on a split-adjusted basis on the Nasdaq Capital Market (“Nasdaq”) at market open on March 25, 2026.

Effects of the Forward Split

Symbol; CUSIP Number.

In connection with the Forward Split, the trading symbol for the Company, “JFB”, and the CUSIP number for the Common Stock will each remain unchanged.

Split Adjustment.

On the Effective Date, the total number of shares of Common Stock held by each stockholder of the Company will be converted automatically into the number of shares of Common Stock equal to the number of issued and outstanding shares of Common Stock held by each such stockholder immediately prior to the Forward Split multiplied by two. The Company intends to treat stockholders holding shares of Common Stock in “street name” (that is, held through a bank, broker or other nominee) in the same manner as stockholders of record whose shares of Common Stock are registered in their names. Banks, brokers or other nominees will be instructed to effect the Forward Split for their beneficial holders holding shares of the Company’s Common Stock in “street name;” however, these banks, brokers or other nominees may apply their own specific procedures for processing the Forward Split.

Also on the Effective Date, all options of the Company outstanding immediately prior to the Forward Split will be adjusted by multiplying the number of shares of Common Stock into which the options are exercisable by two and dividing the exercise price thereof by two, all in accordance with the terms of the plans, agreements or arrangements governing such options and subject to rounding down to the nearest whole share.

Certificated and Non-Certificated Shares.

Stockholders who are holding their shares in electronic form at brokerage firms do not need to take any action, as the effect of the Forward Split will automatically be reflected in their brokerage accounts.

The Company’s transfer agent and registrar, ClearTrust, LLC, can be contacted at (813) 235-4490 or Inbox@ClearTrustTransfer.com or:

ClearTrust LLC

16540 Pointe Village Dr, Suite 210

Lutz, FL 33558

Nevada State Filing.

The Company has filed the Certificate with the Nevada Secretary of State in compliance with Nevada Revised Statutes (“NRS”) Section 78.209. The Forward Split will take effect on the designated Effective Date. Under Nevada law, no amendment to the Company’s Articles of Incorporation was required in connection with the Forward Split. A copy of the Certificate is attached hereto as Exhibit 3.1 and is incorporated herein by reference.

No Stockholder Approval Required.

Under Nevada law, because the Forward Split was approved by the Board of Directors of the Company in accordance with NRS Section 78.207, no stockholder approval is required. Pursuant to NRS Section 78.207, the Company may effect the Forward Split without stockholder approval if (i) both the number of authorized shares of the Common Stock and the number of issued and outstanding shares of the Common Stock are proportionally increased as a result of the Forward Split; (ii) the Forward Split does not adversely affect any other class of stock of the Company; and (iii) the Company does not pay money or issue scrip to stockholders who would otherwise be entitled to receive a fractional share as a result of the Forward Split. As described herein, the Forward Split complies with such requirements.

Capitalization.

Prior to the Forward Split, the Company was authorized to issue 190.0 million shares of Common Stock. As a result of the Forward Split, the Company will be authorized to issue 380.0 million shares of Common Stock. As of March 10, 2026, there were 7,014,090 shares of Common Stock outstanding. As a result of the Forward Split, there will be 14,028,180 shares of Common Stock outstanding. The Forward Split will not have any effect on the stated par value of the Common Stock. The Forward Split does not affect the Company’s authorized preferred stock. After the Forward Split, the Company’s authorized preferred stock of 10,000,000 shares will remain unchanged.

The Forward Split is separate from and does not impact the terms of the previously announced business combination between the Company and Xtend. The merger remains subject to customary closing conditions and regulatory approvals and is expected to close during the middle of 2026. Upon closing, the combined company will be renamed Xtend AI Robotics, Inc. and trade on Nasdaq under the ticker symbol “XTND.”

Immediately after the Forward Split, each stockholder’s percentage ownership interest in the Company and proportional voting power remains unchanged. The rights and privileges of the holders of shares of Common Stock will be unaffected by the Forward Split.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

The information set forth in Item 3.03 of this Current Report on Form 8-K is hereby incorporated by reference into this Item 5.03. A copy of the Certificate is filed as Exhibit 3.1 to this Current Report on Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1	Amendment No. 1 to Agreement and Plan of Merger, dated as of March 21, 2026, by and among JFB Construction Holdings, Xtend AI Robotics, Inc., XT Merger Sub 2, Inc. and Xtend Reality Expansion Ltd.*
3.1	Certificate of Change for JFB Construction Holdings.
3.2	Certificate of Correction for JFB Construction Holdings
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any such schedules, annexes and exhibits to the SEC upon request.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains, and oral statements made from time to time by our representatives may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the timing and expected impacts of the forward-split, the potential Transactions between Xtend and JFB, including statements regarding the expected impacts and benefits of the potential Transactions, timing of the closing of the Transactions, and strategic initiatives for NewCo following the closing. All statements other than statements of historical facts contained in this communication may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “outlook”, “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this communication are only predictions. Xtend’s and JFB’s management have based these forward-looking statements largely on their current expectations and projections about future events and financial trends that management believes may affect its business, financial condition and results of operations. These statements are neither promises nor guarantees and involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from what is expressed or implied by the forward-looking statements, including, but not limited to: the Transactions may not be consummated; there may be difficulties with the integration and in realizing the expected benefits of the Transactions; Xtend and JFB may need to use resources that are needed in other parts of its business to do so; there may be liabilities that are not known, probable or estimable at this time; the Transactions may result in the diversion of management’s time and attention to issues relating to the Transactions and integration; expected synergies and operating efficiencies attributable to the Transactions may not be achieved within its expected time-frames or at all; there may be significant transaction costs and integration costs in connection with the Transactions; the possibility that JFB will not have sufficient cash at close to satisfy the minimum cash condition; unfavorable outcome of legal proceedings that may be instituted against JFB and Xtend following the announcement of the Transactions; risks inherent to the business may result in additional strategic and operational risks, which may impact Xtend’s, NewCo’s and JFB’s risk profiles, which each company may not be able to mitigate effectively; JFB’s ability to complete construction projects or other transactions on schedule and budget; changes in weather and occurrence of natural disasters and pandemics; recent imposition of tariffs by governments on construction materials, such as steel, aluminum and lumber; disruptions in supply chains; increase in the cost of labor and construction materials; JFB’s ability to maintain safe work sites; Xtend’s dependence on a limited number of defense and governmental security customers for a substantial portion of its business; significant delays or reductions in appropriations, Xtend’s programs and certain government fundings and programs more broadly, including as a result of a prolonged continuing resolution and/or government shutdown, and/or related to the global security environment or other global events; increased competition within JFB’s and Xtend’s markets and bid protests; changes in procurement and other U.S. and foreign laws, including changes through executive orders, contract terms and practices applicable to our industry, findings by certain applicable governments as to our compliance with such requirements, more aggressive enforcement of such requirements and changes in Xtend’s customers’ business practices globally; the improper conduct of employees, agents, subcontractors, suppliers, business partners or joint ventures in which Xtend participates, including the impact on Xtend’s reputation and its ability to do business; cyber and other security threats or disruptions faced by Xtend and JFB, its customers or its suppliers and other partners, and changes in related regulations; and Xtend’s ability to innovate, develop new products and technologies, progress and benefit from digital transformation and maintain technologies to meet the needs of Xtend’s customers. In addition, a number of important factors could cause JFB’s, Xtend’s or NewCo’s actual future results and other future circumstances to differ materially from those expressed in any forward-looking statements, including but not limited to those important factors that will be discussed in the section entitled “Risk Factors” in the registration statement on Form S-4 to be filed by JFB and NewCo, as any such factors may be updated from time to time in other filings with the SEC, including without limitation Xtend’s investor relations site at https://www.xtend.me/newsroom and JFB’s investor relations site at https://investors.jfbconstruction.net/. Forward-looking statements speak only as of the date they are made and, except as may be required under applicable law, neither Xtend nor JFB undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information for Investors and Stockholders

This communication is for informational purposes only and is not intended to, and does not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any issuance or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the Transactions, NewCo and JFB will file a registration statement on Form S-4, which will include an information statement of JFB and a preliminary prospectus of NewCo. After the registration statement is declared effective, JFB will mail to its stockholders a definitive information statement that will form part of the registration statement. This communication is not a substitute for the information statement/prospectus or registration statement or for any other document that JFB may file with the SEC and send to its stockholders in connection with the Transactions. INVESTORS AND SECURITY HOLDERS OF XTEND AND JFB ARE URGED TO READ THE INFORMATION STATEMENT/PROSPECTUS OR REGISTRATION STATEMENT AND ANY OTHER DOCUMENT THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the information statement/prospectus (when available) and other documents filed with the SEC by JFB through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by JFB will be available free of charge on JFB’s website at https://investors.jfbconstruction.net/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JFB CONSTRUCTION HOLDINGS

Date: March 24, 2026	By:	/s/ Joseph F. Basile III
Joseph F. Basile III
Chief Executive Officer